UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 12)*



                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   45325S-10-1
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                                 (CUSIP Number)

                                  Mary L. King
                         Xmark Opportunity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 (646) 688-5728
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
               Xmark Opportunity Partners, LLC
               20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  AF, WC
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    United States

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    Number of                      7. Sole Voting Power:             15,153,155*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        14,153,155*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   15,153,155*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   44.4%*
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14. Type of Reporting Person (See Instructions):  IA
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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Opportunity Partners is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 6, 2007, Opportunity LP held 2,959,378 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share. As of December 6, 2007, Opportunity Ltd held 6,140,095 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share. As of December 6, 2007, JV Partners held 1,023,731 Common Shares of the Company and warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required the filing of this Amendment No. 9 to Schedule 13D. As of December 6, 2007, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company referenced above. As of December 6, 2007, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of the shares. As of December 6, 2007, David C. Cavalier held 100,000 Common Shares of the Company issuable upon the exercise of options held by Mr. Cavalier.

Based upon information set forth in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 13, 2007, there were 31,952,749 Common Shares of the Company issued and outstanding as of December 10, 2007. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Opportunity Partners is deemed to beneficially own 15,153,155 Common Shares of the Company, or 44.4% of the Common Shares of the Company deemed issued and outstanding as of December 6, 2007.

Item 1.   Security and Issuer.
          -------------------

          No material change.


Item 2.   Identity and Background.
          ------------------------

          No material change.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Item 3 is hereby further amended by adding the following at the end thereof:

          "See Item 5 for further information."


Item 4.   Purpose of Transaction.
          -----------------------

          No material change.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          This Item 5 is hereby amended and restated to read in its entirety as follows:

          "Based upon information set forth in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 13, 2007, there were 31,952,749 Common Shares of the Company issued and outstanding as of December 10, 2007.

          As of December 6, 2007, Opportunity LP held 2,959,378 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share. As of December 6, 2007, Opportunity Ltd held 6,140,095 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share. As of December 6, 2007, JV Partners held 1,023,731 Common Shares of the Company and warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required the filing of this Amendment No. 9 to Schedule 13D. As of December 6, 2007, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company referenced above. As of December 6, 2007, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of the shares.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds and Goodnow. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. As of December 6, 2007, Mr. Cavalier held 100,000 Common Shares of the Company issuable upon exercise of options held by Mr. Cavalier.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 15,153,155 Common Shares of the Company, or 44.4% of the Common Shares of the Company deemed issued and outstanding as of December 6, 2007.

          Since the date of event that required the filing of Schedule 13D Amendment No. 11 (October 29, 2007) to December 6, 2007, the below-listed transactions in the Common Shares of the Company, or securities exercisable for Common Shares of the Company, were consummated by persons referenced in Item 2. More specifically, all of the below-listed transactions in the Common Shares of the Company were effected by Opportunity LP and Opportunity Ltd in ordinary brokerage transactions.


                        Number of                              Purchase Price
        Date            Shares           Security Type         per Share ($)
        ----            ---------        -------------         --------------

        10/30/2007         5,000          Common Shares           0.4700
        10/31/2007        35,200          Common Shares           0.4359
        11/01/2007           100          Common Shares           0.4500
        11/02/2007        10,000          Common Shares           0.4550
        11/05/2007        55,559          Common Shares           0.4821
        11/07/2007        25,000          Common Shares           0.4700
        11/15/2007        16,000          Common Shares           0.4374
        11/15/2007         4,000          Common Shares           0.4375
        11/16/2007        20,000          Common Shares           0.4225
        11/19/2007        51,100          Common Shares           0.4340
        11/20/2007         6,000          Common Shares           0.4417
        11/23/2007        15,000          Common Shares           0.4167
        11/26/2007        35,000          Common Shares           0.4129
        11/30/2007        30,000          Common Shares           0.4500
        12/03/2007        35,100          Common Shares           0.4500
        12/05/2007        10,000          Common Shares           0.4540
        12/06/2007        30,000          Common Shares           0.4378


          Except for the transactions listed above, none of the persons referenced in Item 2 traded securities of the Company during the period starting October 29, 2007 and ending December 6, 2007."



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No material change.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 2008                         XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Chief Executive Officer



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).